SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 2)

LAYNE CHRISTENSEN COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

521050 10 4

(CUSIP Number)

WILLIAM J. JANETSCHEK
KKR ASSOCIATES, L.P.
MARLEY G.P., INC.
C/O KOHLBERG KRAVIS ROBERTS & CO.
9 WEST 57TH STREET
NEW YORK, NEW YORK 10019
(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

PETER KERMAN
LATHAM & WATKINS
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 328-4600

June 4, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [   ].

CUSIP No. 521050 10 4	SCHEDULE 13D	Page 2 of 5 Pages

1	Name of Reporting Person KKR Associates, L.P.

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,005,436 SHARES OF COMMON STOCK

	8	Shared Voting Power -0- SHARES OF COMMON STOCK

	9	Sole Dispositive Power 2,005,436 SHARES OF COMMON STOCK

	10	Shared Dispositive Power -0- SHARES OF COMMON STOCK

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,436 SHARES OF COMMON STOCK

12	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13	Percent of Class Represented by Amount in Row (11) 17.1%

14	Type of Reporting Person PN

CUSIP No. 521050 10 4	SCHEDULE 13D	Page 3 of 5 Pages

1	Name of Reporting Person Marley G.P., Inc.

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0- SHARES OF COMMON STOCK

	8	Shared Voting Power -0- SHARES OF COMMON STOCK

	9	Sole Dispositive Power -0- SHARES OF COMMON STOCK

	10	Shared Dispositive Power -0- SHARES OF COMMON STOCK

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0- SHARES OF COMMON STOCK

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person CO

     KKR Associates, L.P., a New York limited partnership (“KKR Associates”), and Marley G.P., Inc., a Delaware corporation (“Marley” and, together with KKR Associates, the “Reporting Persons”) hereby amend, as set forth below, their Statement on Schedule 13D dated August 13, 1997 filed with the Securities and Exchange Commission (the “Commission”) on August 25, 1997 (the “Statement”), as amended by Amendment No. 1 to Statement on Schedule 13D dated May 24, 2002 filed with the Commission on May 28, 2002 (“Amendment No. 1”), relating to the common stock, par value $0.01 per share, of Layne Christensen Company, a Delaware corporation (the “Company”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement and Amendment No. 1.

Item 5. Interest in Securities of the Company.

     The response to Item 5 is amended as follows:

     On June 4, 2002, KKR Associates sold an aggregate of 61,564 shares of Common Stock and Marley sold an aggregate of 53,436 shares of Common Stock, in each case at a per share price of $10.00 pursuant to the provisions of Rule 144 under the Securities Act of 1933, as amended. Each of these sales was effected on the Nasdaq National Market. As of June 4, 2002, Marley owned no shares of Common Stock and, as a result, ceased to be the beneficial owner of more than five percent of the Common Stock. The number of shares of Common Stock covered by the Registration Statement on Form S-3 filed by the Company on May 24, 2002 will be reduced by the 115,000 shares of Common Stock sold by the Reporting Persons, as described in this Item 5.

     Item 7. Materials to be Filed As Exhibits.

     1. Joint Filing Agreement, dated as of August 25, 1997 (incorporated herein by reference to Exhibit 1 of the Statement).

     2. Power of Attorney dated September 20, 1999 (incorporated herein by reference to Exhibit 2 of Amendment No. 1).

Page 4 of 5 Pages

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2002

KKR ASSOCIATES, L.P.

By:	*

Name: Edward A. Gilhuly Its: General Partner

MARLEY G.P., INC.

By:	/s/ William J. Janetschek

Name: William J. Janetschek Its: President

•     The undersigned, by signing his name hereto, does sign and execute this Amendment No. 2 pursuant to the Power of Attorney executed by Edward A. Gilhuly and filed with the Securities and Exchange Commission as Exhibit 2 to Amendment No. 1.

By:	/s/ William J. Janetschek

William J. Janetschek Attorney-in-fact

Page 5 of 5 Pages

EXHIBIT LIST

1.	Joint Filing Agreement, dated as of August 25, 1997 (incorporated herein by reference to Exhibit 1 of the Statement).

2.	Power of Attorney dated September 20, 1999 (incorporated herein by reference to Exhibit 2 of Amendment No. 1).